Capital and Operating Cost Estimate For the Emerald Isle Copper Mine, Heap Leach, Solvent Extraction and Electro-winning Plant

ASCENDANT COPPER CORP. 109209 West Alameda, Suite 205 Lakewood, CO 80226 By Western States Engineering August, 2007

8040 South Kolb Road	Telephone: 520-889-2040
Tucson, Arizona 85706	Facsimile: 520-889-2733

Table of Contents

Section	Title

1.0	Introduction

2.0	Permitting

3.0	Plant Design Criteria

	3.1	Mining
	3.2	Leaching
	3.3	Solvent Extraction Plant
	3.4	Electro-winning Plant

4.0	Process Description

5.0	Mine Plans

6.0	Capital Cost Estimate

7.0	Operating Cost Estimate

1.0	Introduction

Western States Engineering (WSE) is pleased to provide herein a Start-up Plan for the Emerald Isle Copper Mine, including mine plans, heap leach, solvent extraction plant modifications and electro-winning plant modifications. Capital and Operating Cost Estimates are provided to an order of accuracy of plus/minus 15%.

Pre-production capital will be approximately $2.601 million with crushing and working capital. This assumes that mining will be using leased mining equipment and a lease origination cost of $400,000 is included in the Capital Budget. It also assumes that crushing and agglomeration equipment will be leased and is amortized over the life of the operation and a lease origination cost of $200,000 is included for this equipment.

Operating cost will be approximately $1.06 per pound of copper produced, including project administrative costs and indirects.

Ore will be mined and fed directly onto a screen with 1” mesh. Oversize material will be fed to a portable jaw crusher in open circuit. The screen undersize and crusher discharge will be fed directly to a rotary agglomerator where sulfuric acid will be used as the binder. The ore will discharge to a stockpile by conveyor and will be acid cured for ten days prior to transferring to the leach heap by truck.

The Emerald Isle Mine is a fully developed oxidized copper ore body with complete solvent extraction and electro-winning plants. The copper deposit is classified as an exotic oxide copper where the copper mineral Tenorite acts a cement binding fragments in basal pediment conglomerate. The geological reserve (proven, probable and possible) is 2.6 million tons grading 0.56% copper in-situ. The project also has 1.2 million tons of tailings grading 0.22% copper. The proven and probable reserve at the site, including tailings hosts 22.3 million pounds of copper using a 70% recovery factor in year one, 10% in year two and 5% in year three. The mining method used is open pit and the stripping ratio is 1.3:1, waste to ore. The project is currently on care and maintenance. The first two years of stripping will be minimal since the pit hosts approximately 860,000 tons of pre-stripped ore, the bulk of which has already been drilled and blasted, ready for mining.

Of the 22.3 million pounds of recoverable copper, 15 million pounds is considered to be ‘easily recoverable’ and includes approximately 5 million pounds contained in tailings. The processing plants are designed to produce 8,000 pounds of premium grade cathode copper per day, grading 99.99% purity. Approximately 75% of the equipment required to expand the plant capacity to 15,000 pounds per day has been purchased and is on site, ready for installation. The cost of this expansion is included in the Capital Cost Section of this study.

The Emerald Isle ore body hosts approximately 15 million pounds of easily recoverable copper in ore in the fully developed pit. The operation will commence by mining pre-stripped ore in the pit bottom, using the 825 series mine plans which contemplate the mining of 900,000 tons without major push-backs in the pit. The 825 mine plan is included in the section titled ‘Mine Plans’. Year One and Two will focus on mining 586,000 tons in the pit bottom which has zero stripping, has already been drilled, blasted and acidified. The availability of this ore will significantly decrease operating costs during the first two years of operations.

At approximately mid-Year Two, the limited push-backs in the 825 Mine Plan will commence to expose additional ore without significant stripping costs. Upon completion of the 825 Mine Plan, the mining will shift to the $1.05 pit with stripping ratio increasing to 3:1, waste to ore, exposing approximately 1.5 million additional tons of ore, depending on future prices.

Ore will be mined, crushed, agglomerated, acid cured and trucked to the existing 150,000 square feet heap leach pad. During the life of the project, the pad will be expanded to 350,000 square feet area to accommodate the remaining ore. Oxidized copper contained in the ore will be leached using a dilute solution of sulfuric acid, containing approximately 10 grams of sulfuric acid per liter of solution.

The acid reacts with the copper in the rock to produce a soluble copper sulfate which discharges to a lined collection ditch and runs to a pregnant leach solution (PLS) pond. This pond feeds the Solvent Extraction Plant. The copper is extracted using a commercial organic reagent in a kerosene organic solvent at approximately 7% reagent. This step is followed by a stripping step whereby the loaded organic is stripped using strong acid from the Electro-winning Plant. The Solvent Extraction step increases copper concentration from 1.5 grams of copper per liter in the PLS to 34 grams per liter in strong electrolyte.

The rich electrolyte is then pumped to the Electro-winning Plant where copper is electroplated from solution to form 99.99% pure copper cathode as the final product. Copper is stripped manually from stainless steel starter sheets, stacked, weighed and banded for shipment. For each pound of copper produced in electro-winning, 1.5 pounds of sulfuric acid is regenerated for subsequent use in leaching. This technology is proven and widely used with 30% of world copper production being generated in this way.

The Emerald Isle Mine was originally operated as a joint venture between the United States Bureau of Mines and El Paso Natural Gas as an ‘in-situ leach’ experiment, one of the first conducted in the United States.

Location, Access and Infrastructure:

The Emerald Isle mine is located in northwestern Arizona approximately 15 miles northwest of Kingman. It is reached by following Highway 93 northwest from Kingman and then turning east just south of the town of Santa Claus and following a gravel road to the mine.

The Project is fully developed for operation. Approximately $2.6 million have been expended to date on the development of the mine, processing facilities and infrastructure. Prior to restart of operations, additional capital of $676,000 will be required to complete rehabilitation of existing facilities to ‘like new’ condition and to expand the existing solvent extraction and electro-winning plants to produce 15,000 pounds per day of cathode copper. This estimate assumes that the project will be mined by a contract miner who will receive a fixed payment per ton of material mined and that this contractor will furnish the required equipment for mining at his cost. Currently, the project has installed approximately 200,000 Ft2 of lined leach pad, lined PLS collection pond, a lined raffinate pond, solvent extraction and electro-winning plants, office, shop, warehouse and laboratory.

Prior to restarting operations, the company plans to connect to the local power grid to reduce the cost of electricity and simplify plant operations. Ample water is available for operations. The company has right-of-way permits to three water wells and also leases another from which water is currently available. This lease may be renewed in perpetuity.

Property Ownership/Legal:

The Emerald Isle property consists of 7 unpatented lode claims and 15 mill-site claims and 3 well site claims in sections 22 and 27, Townships 23N, R18W, Wallipai District, Mohave County, Arizona (Figure 1). The total area owned by SGV Resources at the Emerald Isle property amounts to approximately 154 acres.

There are no royalties or other residual interests to any third parties.

History:

The Emerald Isle mining operation was originally developed as a quasi-Joint Venture between the U.S. Bureau of Mines (U.S.B.M.) and the mining division of El Paso Natural Gas.

The government underwrote the development of the project to expand its background in the leaching of oxide copper ores. It was thought that the operation would more than pay for the study, which it did. It operated successfully until 1973, when the Bureau determined that its research objectives had been achieved. In addition to extensive acid leach tests, it had conducted a number of in-situ leaching tests and was satisfied with the results. It assigned its interest in the project to El Paso and testing continued privately.

El Paso drilled the bottom of the pit with a ‘tight pattern’ and blasted the exposed ore. Recovery wells were drilled and in-situ leaching was conducted for a short period until operations ceased in early 1974. The project was shut down due to high costs associated with the production of copper precipitate and subsequent treatment and refining charges.

The Emerald Isle Mine was purchased outright in 1980 by TSC Enterprises from El Paso Mining and Milling. SGV Resources purchased the mine and plants from Western Consolidated Resources (formerly TSC Enterprises) for a combination of cash and stock in 2004.

During its ownership of the property, TSC Enterprises modified the processing technology, including heap leaching, solvent extraction and electro-winning to produce cathode copper. Construction was completed in 1995 and the project operated successfully until early 1996 at which time copper prices declined to the point where it was not making a significant return. The project was shut down to conserve the reserves until the price of copper improved.

The U.S. Bureau of Mines reports indicate that a total of 1,400,000 tons were mined grading 1.0% copper during its ownership of the property. They reported copper recovery of 80% which correlates with the copper grade and tonnage of the tailings pile. An additional 235,000 pounds of copper as cathode copper was produced by TSC Enterprises following completion of the SX/EW plants.

The tailings produced by El Paso/U.S. Bureau of Mines are stored on site and contain 0.2% copper, or four pounds of copper per ton of tailings. SGV plans to re-process these tailings early in the operation to recover approximately 5.0 million pounds of copper through agitation leaching and decantation of solutions followed by mixing with pregnant solutions from the leach heaps.

Geology and Mineralization:

The Emerald Isle copper deposit is located in the Sacramento Valley, half a mile from the west face of the Cerbat Range. Its geologic setting is an alluvium covered, gradually sloping pediment. The relief is low and undulating due to protruding bedrock and erosional dissection. This dissection, which is recent, is caused by ephemeral stream action commencing on the slopes of the Cerbat Range at the alluvium-bedrock contact and winding west and southwest into the Sacramento Valley.

The alluvium in the vicinity of the mine represents older alluvium, as does the bulk of the detrital apron flanking the range.

The terrace beds and dissected portions of the apron reveal poorly sorted, mixed deposits of angular to sub-angular sand, pebbles, cobbles and boulder (up to 15 ft), representing all the rock units in the Cerbat Range. Crude stratification exists in some places, but the bulk of the apron flanking the range is largely mixed and unconsolidated.

The alluvial veneer at the Emerald Isle deposit has been consolidated by mineralizing solutions to form the blanket of copper mineralization. The salts and clays eroded from the Ithaca Peak porphyry alteration halo surely contributed to the bonding of this detrital material. The U.S. Bureau of Mines refers to the mineralized portion of the consolidated veneer at Emerald Isle Mine (“EIM”) as the Gila Conglomerate, while everything above it is referred to as alluvium.

The source of the EIM mineralization is the low grade porphyry type mineralization at the head of Alum Wash, 1-1/2 miles NE of the deposit. Tenorite (CuO) is common and minor cuprite (Cu2O) and dioptase (CuSiO2(OH)2 have been identified. The copper mineralization occurs in fractures and as an interstitial cementing medium along with fine sand and clay. Oxides of iron and manganese are also frequently found in many fractures. All of the copper mineralization is secondary and the ore body is considered to be “exotic” in nature.

The most obvious structural feature at the mine site is the Emerald Isle fault. The fault is normal and has a vertical displacement of about 105 feet and an unknown horizontal displacement. The fault is arcuate to the west. In the NE corner of the pit, the strike is N60E, while on the south side of the pit near an old adit, the strike is N10E. The dip varies from -45 degrees West to -70 degrees West. The fault is young since both the pediment and overlying alluvium are faulted.

An unseen major structural feature in the area is the Sacramento Fault, which, according to projections from the nearby Chloride Mining District, must lie about 2,000 feel west of the pit. It is a normal fault with an estimated vertical displacement of 3,165 feet and a horizontal displacement of 1,830 feet.

Reserves:

The quantity of material blasted at the bottom of the pit by El Paso amounted to 586,000 tons grading 0.56% copper. There has been little copper removed by in-situ leaching since 1974 and the blasted reserve remains virtually intact. The restart of operations at the Emerald Isle Mine is predicated on the readily available copper in the blasted pit bottom, supplemented by pre-stripped reserves in other areas of the fully developed pit as outlined in the 825 series of mine plans, attached. These reserves host an estimated 11 million pounds of recoverable copper.

Following completion of the 825 pit, a second series of plans based on a $1.05 copper price will be activated, which will entail a major push back on the west/southwest side of the pit to expose another 978,231 tons of copper ore grading 0.67% copper. This material is exposed presently in the west face of the open pit and extends to the west of the pit where it is covered by approximately 125 ft of overburden.

A complete block model of the ore body has been completed using the Meds Mine Modeling software. The plan includes 781,310 tons of primary waste and another 322,151 tons of waste in waste dumps that will have to be relocated, for total waste handling of 1,103,461 tons. The final strip ratio is 1.13:1, waste to ore. However, a good portion of the material to be re-located is low grade ore which will probably be relocated to the existing leach pads in years three and four.

A low grade stockpile also exists on surface containing approximately 400,000 tons with a grade of 0.35% copper. This will be the last block of material to be processed. Approximately half of this block of ore is within the waste calculation mentioned above, and will go the leach heap for processing.

Lastly, an additional resource of copper contained on the property is present in the 1.4 million tons of tailings from the El Paso/USBM. Back calculating the ore mined and the copper recovery (80%), the tailings contain a grade of approximately 0.20 % copper, or 4 pounds of copper per ton of material. Since this ore was previously ground to minus 100 mesh, the remaining copper will be easily recoverable in an agitated acid leach. A minimum of 4.5 million pounds of copper is recoverable from these tailings at minimal cost.

2.0 Permitting

The Emerald Isle mine is presently permitted and with the presentation of updated plans can resume operation. The present status of permits is outlined below:

•	Aquifer Protection Permit #P-101846 (ADEQ) issued June 4, 1993 for life of the project
•	Air Quality pending Class II Source (ADEQ) filed Dec.5, 1995, amended December 21, 1995
•	ADEQ-Mining Plan of Operations MPO 388-K-03 issued Dec., 1988, Life of Mine Revised October 15, 1993
•	Notice of Restart
•	ADEQ Air Quality (pending) Dec. 5, 1995 (most probably not required)
•	ADEQ APP Dec. 22, 1995
•	BLM Dec. 5, 1995
•	NPDES Storm water runoff discharge AZR00B094 issued April 4, 1996 (US E.P.A.)

Initial meetings with the Arizona Department of Environmental Quality Director and the Bureau of Land Management have confirmed that the ADEQ Permit #P-101846 is still valid and active and the Department would only require a Notice of Re-start.

The BLM has requested a similar notice and a reclamation bond in the amount of approximately $350,000 be posted prior to start-up. It is the intent of the company to furnish a modified Operations Plan to the BLM and request confirmation of the bond amount in writing.

3.0	Project Design Criteria

3.1. Mining
3.1.1 Ore Mining Rate	15,000 tons/week
3.1.2 Waste Mining Rate, Yr	One Zero
3.1.3 Waste Mining Rate, Life of Mine	19,500 tons/week
3.1.4 Stripping Ratio, Life of Mine	1.3:1
3.1.5 Ore Grade, Life of Mine	0.56% Copper
3.1.6 Pounds of Copper to Pads	168,000 pounds/week
3.1.7 Loading	Cat 992 Loaders, Excavator
3.1.8 Haulage	End Dump Trucks, 55 ton

3.2 Leaching
3.2.1 Pads
3.2.1.1 Size, Initial	150,000 square feet
3.2.1.2 Size, Final	450,000 square feet
3.2.1.3 Liner	60 ml HDPE
3.2.1.4 Raffinate Pond Size	200,000 gallons
3.2.2 Raffinate Flow Rate to Pads	1,000 gallons/minute
3.2.3 Application Rate	0.0066 gal/ft2/minute
3.2.4 Distribution	Drip Emitters
3.2.5 Acid Grade in Raffinate	8.0 grams/liter
3.2.6 PLS Pond
3.3.6.1 Size	200,000 gallons
3.3.6.2 Liner	2 x 80 ml HDPE
3.2.6.3 Leak Detection	Geofabric Inter-liner
3.2.7 PLS Return from Pads	900 gallons/minute
3.2.8 Copper Content in PLS	1.6 grams/liter
3.2.9 60 Day Recovery	85%

3.3 Solvent Extraction Plant
3.3.1 Extractors	2, Single Pass
3.3.2 Strippers	1
3.3.3 Reagent	AcorgaM5640 or
Hinkle LIX 984
3.3.4 Diluents	Kerosene 170 ES
3.3.5 Reagent Strength	7%
3.3.6 PLS Flow Rate to SX	900 gallons/minute
3.3.7 Grade of Pregnant Leach Solution	1.6 grams/liter copper
3.3.8 Recovery in Solvent Extraction	95%
3.3.9 Copper to Electrolyte	16,468 Pounds/Day

3.4 Electro-winning
3.4.1 Strong Electrolyte Grade	44 grams/liter Copper
3.4.2 Weak Electrolyte Grade	34 grams/liter Copper
3.4.3 Electro-winning Cells
3.4.3.1 Number	16
3.4.3.2 Size	46”Wx56.5D x 156”L
3.4.3.3 Construction Material	Polymer Concrete

3.4.4 Cathodes per Cell	34 x 316 Stainless
3.4.5 Anodes per Cell	35 x Lead Calcium
3.4.6 Electrolyte Flow rate	0.04-0.07gpm/ft2 Cathode Area
3.4.7 Rectifier	1
3.4.7.1 Volts	40
3.4.7.2 Amps	26,000
3.4.7.3 Current Density, A/ft2	24.2
3.4.7.4 Current Efficiency	90%
3.4.8 Power Supply	Commercial Grid
3.4.9 Cathode Lift Equipment	5 ton Overhead Crane
3.4.10 Plating Cycle	7 days
3.4.11 Copper Stripping	Manual
3.4.12 Production Rate	15,000 pounds/day
3.4.13 Cathode Quality	99.998% Copper
3.4.14 Cathode Weight, lbs.	100 (per side)

4.0	Process Description

This section offers a narrative description of the process and plant facilities necessary to carry out the objectives of the project.

4.1	Truck Loading (Leach Pad Haulage)

Empty haul trucks will be loaded by a front end loader, either Cat 988 or 992, from the pit.

Truck loading and heap building will be accomplished on the same schedule as the mine operations. Three 55 ton capacity trucks will work a three shift, five days per week schedule to haul 15,000 tons per week of ore to the leach pads.
We anticipates that only two of the three trucks will be required for the transfer of cured ore to the pads and one will be held in reserve as a spare.

4.2	Leach Heaps

Ore will be placed on existing and newly constructed leach pads. The new pads will have an impermeable plastic liner (60 mil HDPE) underlain by a graded and compacted base. Engineered fill will be necessary to level the site to provide proper drainage from the heaps to the pregnant solution pond.

Ore will be stacked five days a week at a rate of 15,000 tons per week. Ore will be stacked to a depth of 20 feet and assuming a bulk density of 100 lbs/ft3 will cover an area of 120 ft x 120 ft. The surface of stacked ore will be leveled by dozer. When a panel is completed, the ore will be irrigated with raffinate (barren leach solution) containing 9-10 grams of sulfuric acid per liter.

4.3	Heap Irrigation

Leach solution application will be based on a cell irrigation concept using drip emitters to minimize evaporation. A completed panel will measure approximately 120 feet across and will cover the full width of the pad. It is estimated that each panel will hold approximately two weeks of ore production, or 30,000 tons.

Raffinate solution containing 9-10 grams of sulfuric acid per liter will be applied to the ore. Leach solution application will be at the rate of 0.005 gallons per square foot per minute. It is most important to control flows to insure that optimal grade of copper is contained in the pregnant solutions which discharge from the heap to allow maximum copper production in solvent extraction and electro-winning segments of the process.

The plant is designed to process 1.6 grams of copper per liter of pregnant leach solution (“PLS”) at a discharge flow rate of 900 gallons per minute. The initial discharge from a new panel will be significantly higher grade than this, however, as the ore leaches over its 45 day leach cycle, grade in the PLS begins to decline lowering the average grade from the entire heap.

The project will have a number of panels leaching at the same time at various stages of their cycle. However, the objective is to carefully control the discharge grade to average 1.6 grams per liter of copper, the optimal design.

The ore will consume six pounds of sulfuric acid per pound of copper produced. The first 586,000 tons of ore to be mined from the pit is already blasted and has been acid exposed some years ago. It has been flooded for the last few years and we expect acid consumption to be significantly less during the first 18 months of the operation, and thus significantly improving operating costs during this period.

Leach solution will be pumped through a main header along the perimeter of the leach pad to lateral lines which distribute the solution to a series of drip emitters on each individual panel. The main header is installed as a permanent line designed to handle the maximum anticipated pressure and flow. The remainder of the application piping and drip emitter lines will be installed as a temporary system to be moved as new lifts are added to any individual panel. High density polyethylene (HDPE) pipe is used for irrigation piping. Primary leach line spacing is 25 feet apart. Drip emitters are spaced every four feet and cover the entire panel.

Pregnant leach solution (PLS) flows from the toe of the leach heap to a lined pond and will contain an average of 1.6 grams of copper per liter when the acid cure system commences operation. Approximately 0.3 grams per liter of copper is contained in the raffinate and is re-circulated to the heap. In the solvent extraction process, for each pound of copper extracted, 1.5 pounds of sulfuric acid is re-generated for re-use in leaching. The PLS becomes the feed to the solvent extraction plant. It flows to the plant by gravity at the rate of 900 gallons per minute.

4.4	Solvent Extraction

The solvent extraction plant operation concentrates copper values from the pregnant leach solution (PLS) containing approximately 1.6 grams of copper per liter into a high purity solution containing approximately 43 grams of copper per liter, known as strong electrolyte. This is the final product of solvent extraction and is the feed to the electro-winning plant.

The leach solution percolates through the leach heap and dissolves the copper as a soluble copper sulfate in water. The primary leaching of the copper will occur in the acid cure step in the mine prior to moving the ore to the pads. When the raffinate is then applied to the ore, it dissolves the copper and it discharges to the PLS pond. The impounded PLS flows by gravity to the extraction step of the solvent extraction plant. Following filtration, it is mixed with an organ oxime reagent suspended a kerosene at a ratio of one part PLS (aqueous) to one part organic. The organic contains a concentration of 6%-7% reagent in kerosene.

The copper in the aqueous phase replaces two protons in the organic phase causing the copper to be transferred to the organic phase. The proton or acid is transferred to the copper stripped aqueous phase and is returned to the leach cycle as raffinate. Again, for each mole of copper extracted, 1.5 moles of sulfuric acid is re-generated. The copper extraction phase takes place in two parallel mixer-settler units. The organic and aqueous phases are separated by gravity in a settling tank and the organic is skimmed off into a launder and flows to a loaded organic holding tank. From this tank, it is pumped to the second stage of solvent extraction, the stripping circuit.

In the stripper mixer box, the loaded organic is mixed with a lean, acid rich electrolyte that comes from the electro-winning plant after copper has been electro-plated from the solution. In the stripping circuit, two protons from the electrolyte replace copper on the organic reagent and the copper transfers from the organic phase to the aqueous phase to re-generate rich electrolyte which is the feed to the electro-winning plant.

The rich electrolyte flows by gravity to a strong electrolyte tank where air is blown through the solution to remove entrained organic by frothing and skimming. Recovered organic is returned to the organic tank for re-use. The stripped organic is skimmed off the stripper settler and flows by gravity to the two extractors for re-use. The strong electrolyte is then pumped through an anthracite/garnet filter as a final cleansing stage before being pumped to the electro-winning plant for copper plating.

4.5	Electro-winning

The ‘polished’ electrolyte from filtration will feed an electrolyte surge tank. The rich electrolyte is combined with lean electrolyte return from the tank-house to form the re-circulating electrolyte or strong electrolyte feed to the electro-winning plant.

The strong electrolyte is pumped to the electro-winning plant and feeds equally to 16 polymer concrete electro-winning cells. Each cell contains 37 rolled lead-calcium anodes and 36 316-L stainless steel cathodes. Each cell is connected in series and the cathodes connected in parallel to a rectifier capable of maintaining 24 to 25 amps per square foot of cathode area. A voltage drop of 2.1 to 2.3 volts per cell is experienced. Cobalt sulfate levels of about 100 ppm will be maintained in the electrolyte to prevent excessive spalling of the lead anodes.

The leaching, solvent extraction and electro-winning process continue un-interrupted year round. Electro-deposition of copper is continuous and cathode growth to maturity is a seven day cycle.

At the end of the cycle, or once every seven days, the cathode is pulled from the cell using an overhead crane, taken to a stripping bay where the copper is removed from the stainless sheet as a sheet of copper weighing approximately 100 pounds and containing 99.998% purity. The cathode sheet is manually removed from the stainless sheet, falls to a transfer conveyor and is transported to a stacker. The copper sheets are stacked into bundles weighing approximately 3,000 pounds of copper per bundle, strapped, sampled and prepared for shipment. One cathode from each bundle is sampled to verify purity.

When a shipment of 48,000 pounds has been accumulated, the bundles are loaded onto a flatbed truck for shipment around the United States and abroad.

4.6	General Discussion

It is important to note that the Emerald Isle Project hosts a fully developed mine, leach pads, solvent extraction plant and electro-winning plant as well as required infrastructure to conduct the full operation. Prior to re-starting the project, the electro-winning plant will be expanded from 8,000 pounds of copper per day to 15,000 ppd. It is estimated that approximately six months will be required to fully prepare the Project for re-start.

The Emerald Isle Project is designed and constructed to Best Available Demonstrated Control Technology (BADCAT). All pads and ponds are lined and have leak detection for early warning in the event of leakage. The SX/EW plant is constructed with secondary containment as is the tank farm. Settlers are constructed of concrete with stainless steel liners as is the tank farm. All settlers and tanks have leak detection every four feet. The electro-winning cells are constructed of polymer concrete and sit on pedestals so that leakage is readily apparent. The electro-winning floor is contoured to a sump where any spilled solutions can be pumped back to the raffinate pond for re-circulation.

The Project is been permitted and with some minor modifications is ready for re-start. Its operating permit has been issued by the Arizona Department of Environmental Quality. Since it is not a point source for air bourn contaminants, an air quality permit is not required.

A new plan of Operations will be required to be filed with the Bureau of Land Management and a reclamation bond in the amount of $350,000 is anticipated prior to start of operations. This plan can be filed within the next 30 days.

5.0	Mine Plans

6.0	Capital Cost Estimate

6.1	Schedule of Activities

6.1.1	Month One
6.1.1.1	Connection to local power grid.
6.1.1.2	Filing of Plan of Operations with BLM.
6.1.1.3	Installation of six additional electro-winning cells in the tank-house to increase plating capacity to 15,000 pounds per day of electro-won cathode copper.
6.1.1.4	Rehabilitation of solvent extraction plants, replacement of valves and installation of back-up pumps.
6.1.1.5	Replacement of settler covers
6.1.1.6	Notice to ADEQ of intent to re-start operations.
6.1.1.7	Order new rectifier for electro-winning plant.

6.1.2	Month Two
6.1.2.1	Repair of all pumps, pipe lines and pond liners.
6.1.2.2	Installation of new leach lines to existing heaps.
6.1.2.3	Installation of new raffinate pond liner.
6.1.2.4	Selection and mobilization of mine contractor.
6.1.2.5	Installation of acid un-loading station, pipeline to pit and installation of acid tank in pit for acid cure.
6.1.2.6	40,000 square feet expansion of the leach pad.
6.1.2.7	Install PLS filtration.
6.1.2.8	Sourcing of in-pit crushing and screening plants.
6.1.2.9	Completion of power hook-up to existing grid.
6.1.2.10	Completion of electro-winning plant expansion.

6.1.3	Month Three
6.1.3.1	Arrival of mining equipment.
6.1.3.2	Arrival of crushing and screening plants.
6.1.3.3	Arrival of agglomerator.
6.1.3.4	Completion of mine training.
6.1.3.5	Tilling of ore on existing heap.
6.1.3.6	Approval of new Operating Plan by BLM, posting of reclamation bond.
6.1.3.7	Completion of pad expansion and raffinate pond re-lining.

6.1.4	Month Four
6.1.4.1	Arrival of acid, kerosene and reagents.
6.1.4.2	Arrival of new rectifier.
6.1.4.3	Commencement of leaching of existing heaps.
6.1.4.4	Commencement of mining/crushing/acid curing.
6.1.4.5	Commissioning of solvent extraction plant.

6.1.5	Month Five
6.1.5.1	Completion of staffing and training.
6.1.5.2	Commissioning of electro-winning plant.
6.1.5.3	First shipment of copper.

Capital Budget

I.	Electrical
	I.1	Sub-station	350,000
	I.2	Misc Electrical (Switches, etc.)	50,000
	I.3	Power Connection	75,000
	I.4	Power Deposit	50,000
	I.5	Sub-Total Electrical	$525,000

II.	Leach and Solvent Extraction
	II.1	New Raffinate Pumps x 2	30,000
	II.2	New Tank Farm Pumps x 5	60,000
	II.3	Raffinate Pond Expansion & Re-lining	150,000
	II.4	PLS Pond Cleaning & Relining	100,000
	II.5	4,000 Ft 4” HDPE Pipe	18,000
	II.6	100 Yards Cement	6,500
	II.7	100,000 Ft2 New Pad x $2.00/ft	200,000
	II.8	Drip Emitters and Lines	40,000
	II.9	Sparkle Filter (Used)	25,000
	II.10	Plate and Frame Filter (Used)	10,000
	II.11	8” HDPE Fusion Welder	7,000
	II.12	HDPE Extrusion Welder	5,500
	II.13	HDPE Seam Welder	8,000
	II.14	5 kwh Portable Generator	4,000
	II.15	New Extractor & Settler	85,000
	II.15	Sub-Total Leach and Solvent Extraction	$749,000

III.	Electro-winning
	III.1	New Rectifier & Bus Connection	100,000
	III.2	18 x Copper Contact Bars	48,000
	III.3	18 x Insulators	9,000
	III.4	18 x Spacer Boards	18,000
	III.5	New Solution Distribution Piping	17,000
	III.6	Sub-Total Electrowinning	$192,000

IV.	Chemicals and Reagents
	IV.1	Solvent Extraction Reagents (8 Totes)	70,000
	IV.2	30,000 Gallons Reagent Grade Kerosene	90,000
	IV.3	1,000 Tons Sulfuric Acid, 93%	95,000
	IV.4	Sub-Total Chemicals and Reagents	$255,000

V.	Mining Equipment
	V.1	3 x 50 Ton Mine Haul Trucks	750,000
	V.2	Cat 992D Wheel Loader	600,000
	V.3	Cat 320 BL Hydraulic Excavator	150,000
	V.4	Light Duty Grader (140 Class)	40,000
	V.5	Rough Terrain Crane (20 ton)	50,000
	V.6	10 Ton Forklift	20,000
	V.7	5,000 Gallon Water Truck	75,000
	V.8	Back Hoe	50,000
	V.9	D-8 N Dozer	250,000
	V.10	2 x Pick-ups	30,000
	V.11	Sub-Total Mining Equipment	$2,015,000
	V.12	Mining Equipment Lease Origination Cost	$500,000

VI.	Water
	VI.1	Well Drilling, 1,500’ x $30/ft	45,000
	VI.2	Well Pumps 2 x $15,000	30,000
	VI.3	10,000 Feet 3” HDPE Pipe x $2.5/ft	25,000
	VI.4	Total Water Cost	$100,000

VII.	Capitalized Management and Personnel Costs
	VI.1	Pre-Project Manpower (months x $ 40,000/ Mo. Avg.)	$120,000

VIII.	Working Capital (Including Copper in Circuit)		$200,000

IX.	Reclamation Bonding		$350,000

X.	Contingency (15%)		$280,000

Total Capital Budget, Start-up	$3,151,000

NOTES:

1.	Pad area has been increased from the originally budgeted 40,000 ft2 to 100,000 ft2, a capital increase of $120,000.00.
2.	A budget of $100,000 has been added for development of water for the project.
3.	The raffinate pond has been budgeted for a 25% capacity increase and double lining.
4.	A second liner and cleaning has been budgeted for the PLS pond, an

OPERATING COST BUDGET
Staffing Plan

Position	Number	Hours/Mo	Salary	Indirect	Total

Project Manager	1	N/A	$7,000	20%	$ 8,400

Plant Superintendent	1	N/A	$4,000	20%	$ 4,800

Truck Drivers	5	166	$12/Hour	20%	$11,952

Loader Operator	2	166	$15/Hour	20%	$ 5,976

Misc Equipment Opr.	1	166	$12/Hour	20%	$ 2,490

Mine Mechanic	2	166	$15/Hour	20%	$ 5,976

Equipment Servicemen	2	166	$12/Hour	20%	$ 4,780

Repairman	1	166	$12/Hour	20%	$ 2,490

Plant Operator	4	166	$12/Hour	20%	$ 9,960

Plant Helper	4	166	$ 9/Hour	20%	$ 7,171

Sub-Total	23				$63,995

7.2
Operating Cost Calculation Notes

It is estimated that mining of the ore body will advance at the rate of 15,000 tons per week, or 60,000 tons per month. This will be done by three 50 ton trucks, one excavator, one loader, with either serving as primary mining unit, one D-8 class dozer and one grader, with one operator for the two units. During this year, the entire reserve in the pit bottom and the low grade stockpile will be transferred to the leach pad. The mining cost will be approximately $0.12-0.15 per pound of copper, including equipment lease cost. In calculating the global cost of operations, the following assumptions are made:

7.1.1
An average of five units of mining equipment will operate 240 hours per month consuming an average of 12 gallons of red dye diesel per hour at $2.40 per gallon, or a total fuel cost of $34,560 per month; mine equipment maintenance will cost approximately $45,000; equipment lease cost with a three year amortization and 10% interest will be $54,000 per month, for a total mine operating cost of $153,560 per month.

7.1.2	Average production rate by month 6 from the start of the critical path will be 15,000 pounds per day of copper.
7.1.3	The project will employ 3 staff and 18 hourly people.

7.1.4	Sulfuric acid will cost $95 per ton.
7.1.5	That a net of 3.8 pounds of acid per ton of ore will be consumed.
7.1.6	Electricity will cost $0.075 per kWh(Not Confirmed).
7.1.7	2.0 kWh per pound of copper produced will be consumed.
7.1.8	450,000 pounds of copper will be produced per month
7.1.9	5,400,000 pounds of cathode copper will be shipped per annum

7.3	Operating Cost Calculation

Cost Item	Cost/Month	Cost/Pound
Manpower	$63,995	$0.142
Acid ($95.00/Ton)	$160,769	$0.357
Reagents	$18,500	$0.041
Kerosine	$30,000	$0.067
Electricity	$67,500	$0.150
Misc. Repair Parts	$5,000	$0.011
Mining	$153,560	$0.341
Administrative	$3,000	$0.007
Corporate Overhead	$15,000	$0.033
Pad Expansion Cost (20,000 ft2/mo)	$40,000	$0.089
Crushing/acid cure	$30,000	$0.067
Total Cost	$587,324	$1.305

Note:  After year one, waste stripping will add $0.10 per pound of copper, however, this will be somewhat offset by the processing of 350,000 tons of stockpiles grading 0.34% copper.  Following year one, when the 589,000 tons of ore in the pit bottom and the 350,000 tons of stockpiles are mined out, drilling and blasting will add another $0.20 per ton of ore mined, or another $12,000 per month and $0.027 per pound of copper produced.  If costs are carefully controlled, the operating cost should hold for the life of the project, resulting in a profit margin of approximately $2.00 per pound of copper at $3.30 sales price per pound.

OTHER CONSIDERATIONS:

While undertaking the above noted investigation the company determined for 2 independent sources that there is present within the ore appreciable and potentially economic significant quantities of Zinc. The company has undertaken and evaluation of the ore where it is exposed in the pit to determine:

1)	the grade distribution of the zinc in relation to the grade distribution of the copper,
2)	the form of the zinc mineralization,
3)	to provide sufficient sample material to develop a recovery process and
4)	to provide a geochemical sample and data base of other elements of potential economic interest.

We are very dubious about the possibility of recovering this zinc simultaneously with the production of copper due to a lack of a proven solvent extraction reagent for the extraction of zinc at low pH’s.  We recommend that we also follow up on this technology to determine if there exists a commercially viable method of recovering zinc.

APPENDIX A

Financial Models of Emerald Isle Operations, including detailed
Capital and Operating Budgets